                          FORM U-13-60
            Mutual and Subsidiary Service Companies
                    Revised February 7, 1980


                         ANNUAL REPORT


                         For the Period

     Beginning January 1, 1996 and Ending December 31, 1996


                             To The

            U.S. SECURITIES AND EXCHANGE COMMISSION

                               Of

               NEW ENGLAND POWER SERVICE COMPANY

                  A Subsidiary Service Company


           Date of Incorporation:  September 5, 1935


State or Sovereign Power under which Incorporated or Organized:

                The Commonwealth of Massachusetts


 Location of Principal Executive Offices of Reporting Company:

                       25 Research Drive
                     Westborough, MA  01582


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                   H. W. McDowell, Controller
                       25 Research Drive
                     Westborough, MA  01582


Name of Principal Holding Company Whose Subsidiaries are served by
                       Reporting Company:

                  New England Electric System


SEC 1926 (6-82)

              INSTRUCTIONS FOR USE OF FORM U-13-60


   1. Time of Filing Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

   2. Number of Copies  Each annual report shall be filed in duplicate.
The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

   3. Period Covered by Report The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

   4. Report Format Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

   5. Money Amounts Displayed All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

   6. Deficits Displayed Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

   7. Major Amendments or Corrections Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

   8. Definitions Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

   9. Organization Chart The service company shall submit with each annual report a copy of its current organization chart.

   10. Methods of Allocation The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

   11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                               Schedule or    Page
Description of Schedules and Accounts         Account No.     Number

COMPARATIVE BALANCE SHEET                  Schedule I              4-5

  Service company property                 Schedule II             6-7
  Accumulated provision for depreciation
   and amortization of service company
   property                                Schedule III              8
  Investments                              Schedule IV               9
  Accounts receivable from associate
   companies                               Schedule V               10
  Fuel stock expenses undistributed        Schedule VI              11
  Stores expense undistributed             Schedule VII             12
  Miscellaneous current and accrued assets Schedule VIII            13
  Miscellaneous deferred debits            Schedule IX              14
  Research, development, or demonstration
   expenditures                            Schedule X               15
  Proprietary capital                      Schedule XI              16
  Long-term debt                           Schedule XII             17
  Current and accrued liabilities          Schedule XIII            18
  Notes to financial statements            Schedule XIV             19

COMPARATIVE INCOME STATEMENT               Schedule XV              20

  Analysis of billing - associate
   companies                               Account 457              21
  Analysis of billing - nonassociate
   companies                               Account 458              22
  Analysis of charges for service
   - associate and nonassociate companies  Schedule XVI             23
  Schedule of expense by department or
   service function                        Schedule XVII         24-26
  Departmental analysis of salaries        Account 920              27
  Outside services employed                Account 923           28-29
  Employee pensions and benefits           Account 926              30
  General advertising expenses             Account 930.1            31
  Miscellaneous general expenses           Account 930.2            32
  Rents                                    Account 931              33
  Taxes other than income taxes            Account 408              34
  Donations                                Account 426.1            35
  Other deductions                         Account 426.5            36
  Notes to statement of income             Schedule XVIII           37

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                              Page
Description of Reports or Statements                         Number

ORGANIZATION CHART                                                  38

METHODS OF ALLOCATION                                               39

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED          40
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

Page 4

               For the Year Ended December 31, 1996
                          (In Thousands)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET

Give balance sheet of Company as of December 31 of the current and prior year
Account             Assets and Other Debits                As of December 31
                                                   Current              Prior
     SERVICE COMPANY PROPERTY
101  Service company property (Schedule II)             $11,157            $18,175
107  Construction work in progress (Schedule II)
                                                       --------           --------
          Total Property                                 11,157             18,175
                                                       --------           --------
108  Less accumulated provision for depreciation
      and amortization of service
      company property  (Schedule III)                      138                138
                                                       --------           --------
          Net Service Company Property                   11,019             18,037
                                                       --------           --------
     INVESTMENTS
123  Investments in associate companies (Schedule IV)
124 &
128  Other Investments (Schedule IV)                     49,887             45,215
                                                       --------           --------
          Total Investments                              49,887             45,215
                                                       --------           --------
     CURRENT AND ACCRUED ASSETS
131  Cash                                                                       12
134  Special deposits                                       121                121
135  Working funds                                           76                 72
136  Temporary cash investments (Schedule IV)             9,225              1,100
141  Notes receivable from associate companies
      (Money Pool)
143  Accounts receivable                                    198              2,842
144  Accumulated provision of uncollectible accounts
146  Accounts receivable from associate companies
      (Schedule V)                                        4,924             11,308
152  Fuel stock expenses undistributed (Schedule VI)
154  Materials and supplies                                  23                  3
163  Stores expense undistributed (Schedule VII)
165  Prepayments                                          9,839             10,489
174  Miscellaneous current and accrued assets
      (Schedule VIII)
                                                        -------            -------
          Total Current and Accrued Assets               24,406             25,947
                                                        -------            -------
     DEFERRED DEBITS
181  Unamortized debt expense
184  Clearing accounts
186  Miscellaneous deferred debits (Schedule IX)            819              3,033
188  Research, development, or demonstration
      expenditures (Schedule X)
190  Accumulated deferred income taxes                   10,159              5,496
                                                        -------            -------
          Total Deferred Debits                          10,978              8,529
                                                        -------            -------
          TOTAL ASSETS AND OTHER DEBITS                 $96,290            $97,728
                                                        =======            =======

Page 5

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1996
                          (In Thousands)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET
Account   Liabilities and Proprietary Capital              As of December 31
                                                    Current                     Prior
     PROPRIETARY CAPITAL
201  Common stock issued (Schedule XI)
211  Miscellaneous paid-in-capital (Schedule XI)         $16,350       $16,350
215  Appropriated retained earnings (Schedule XI)
216  Unappropriated retained earnings (Schedule XI)        1,839           165
                                                         -------       -------
          Total Proprietary Capital                       18,189        16,515
                                                         -------       -------

     LONG-TERM DEBT
223  Advances from associate companies (Schedule XII)
224  Other long-term debt (Schedule XII)
225  Unamortized premium on long-term debt
226  Unamortized discount on long-term debt - debit
                                                         -------       -------
          Total Long-Term Debt
                                                         -------       -------

     CURRENT AND ACCRUED LIABILITIES
231  Notes payable
232  Accounts payable                                      8,290        10,215
233  Notes payable to associate companies
      (Schedule XIII)
234  Accounts payable to associate companies
      (Schedule XIII)                                        421           148
236  Taxes accrued                                         2,561           524
237  Interest accrued                                                       19
238  Dividends declared
241  Tax collections payable                                 190         1,272
242  Miscellaneous current and accrued
      liabilities (Schedule XIII)                         13,558        13,784
                                                         -------      --------
          Total Current and Accrued Liabilities           25,020        25,962
                                                         -------      --------
     DEFERRED CREDITS
253  Other deferred credits                               53,081        55,251
255  Accumulated deferred investment tax credits
                                                         -------      --------
          Total Deferred Credits                          53,081        55,251
                                                         -------      --------
282  ACCUMULATED DEFERRED INCOME TAXES
                                                         -------      --------
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL      $96,290       $97,728
                                                         =======      ========

Page 6

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE II
                     SERVICE COMPANY PROPERTY


                  BALANCE AT                    RETIREMENTS         BALANCE
                  BEGINNING          OR         OTHER (1) AT CLOSE
DESCRIPTION       OF YEAR   ADDITIONS           SALES     CHANGES   OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment (2)          $18,134    $(7,018)                                             $11,116
308 Office
     Furniture and
     Equipment                  37                                                              37
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment                   4                                                               4
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property (3)
                          --------   --------              ----          -----            --------
        SUB-TOTAL           18,175     (7,018)                                              11,157
                          --------   --------              ----          -----            --------

107 Construction
     Work in
     Progress (4)
                         ---------   --------              ----          -----            --------
       TOTAL               $18,175    $(7,018)                                             $11,157
                         =========   ========              ====          =====            ========

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1996
                          (In Thousands)

                     SCHEDULE II - CONTINUED



(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                          BALANCE
                                                           AT CLOSE
    SUBACCOUNT DESCRIPTION                   ADDITIONS     OF YEAR

    Engineering Tools and Equipment                 None       $    11

    Relay, Laboratory Testing Equipment             None            25

    Construction Equipment                          None            61

    Capitalized lease for computer
    information system                          $ (7,018) (A)            $11,019
                                                --------       -------
          TOTAL                                 $ (7,018)      $11,116
                                                ========       =======



(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          None








(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          None




(A) Reflects amortization of capital lease.

Page 8

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE III
            ACCUMULATED PROVISION FOR DEPRECIATION AND
             AMORTIZATION OF SERVICE COMPANY PROPERTY


                            ADDITIONS          OTHER
                 BALANCE AT CHARGED            CHANGES    BALANCE
                 BEGINNING  TO        RETIRE-  ADD        AT CLOSE
DESCRIPTION      OF YEAR    ACCT 403  MENTS    (DEDUCT)(1)     OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment               $ 97                                                        $ 97
308 Office
     Furniture and
     Equipment                37                                                          37
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment                 4                                                           4
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property
                             ---         ---               ---            ---            ---
          TOTAL             $138                                                        $138
                             ===         ===               ===            ===            ===


22) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

/TABLE

Page 9

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE IV
                           INVESTMENTS



INSTRUCTIONS:    Complete the following schedule concerning investments.

            Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

            Under Account 136, "Temporary Cash Investments," list each investment separately.
                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
DESCRIPTION                                    OF YEAR        OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     None           None
                                                   ------         ------
      TOTAL                                          None           None
                                                    =====          =====

ACCOUNT 124 & 128 - OTHER INVESTMENTS

   Supplemental Retirement/Deferred
     Compensation Plan Trust Fund                 $37,784        $40,505

   General American Life Insurance Company -
     Net Cash Surrender Value                       3,853          4,355

   Confederation Life Insurance Company -
     Net Cash Surrender Value                       2,073          2,520

     Aurora National Life Insurance Company -
     Net Cash Surrender Value                       1,344          1,977

   Metropolitan Life Insurance Company -
     Net Cash Surrender Value                         190            568

   Pacific Mutual Life Insurance Company -
     Deferred Compensation - Life Insurance
     Investments & Net Cash Surrender Value           (29)           (38)
                                                  -------        -------
      TOTAL                                       $45,215        $49,887
                                                  =======        =======

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS          $ 1,100        $ 9,225
     See Notes to Financial Statements
     on page 19.
                                                  -------        -------
      TOTAL                                       $ 1,100        $ 9,225
                                                  =======        =======

Page 10
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                            SCHEDULE V
           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
                                               OF YEAR        OF YEAR
DESCRIPTION

ACCOUNT 146 -                                ACCOUNTS RECEIVABLE FROM
            ASSOCIATE COMPANIES

 New England Electric System                       $   699       $   177
 Nantucket Electric Company                              -            87
 Massachusetts Electric Company                      4,283         1,566
 New England Hydro-Trans. Electric Co., Inc.            43           (14)
 New England Hydro Transmission Corp.                    6             9
 New England Power Company                           4,192         1,974
 New England Electric Transmission Corp.                14            10
 Yankee Atomic Electric Company                         77            76
 Granite State Electric Company                        242           158
 Narragansett Energy Resources Company                 (10)           (2)
 The Narragansett Electric Company                   1,731           691
 New England Energy Incorporated                        34            45
 New England Electric Resources, Inc.                   (3)          (16)
 Granite State Energy, Inc.                              -             2
 NEES Energy, Inc.                                       -            11
 AllEnergy, Inc.                                         -           150
                                                   -------       -------
      TOTAL                                        $11,308       $ 4,924
                                                   =======       =======
                                                               TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:           PAYMENTS

 New England Electric System                                     $   (13)
 Nantucket Electric Company                                          123
 Massachusetts Electric Company                                   (1,604)
 New England Hydro-Trans. Electric Co., Inc.                          27
 New England Hydro Transmission Corp.                                  -
 New England Power Company                                           308
 New England Electric Transmission Corp.                              21
 Yankee Atomic Electric Company                                      157
 Granite State Electric Company                                      154
 Narragansett Energy Resources Company                                 -
 The Narragansett Electric Company                                   755
 New England Energy Incorporated                                       -
 New England Electric Resources, Inc.                                  4
 Granite State Energy, Inc.                                            -
 NEES Energy, Inc.                                                     5
 AllEnergy, Inc.                                                       -
                                                                  ------
      TOTAL PAYMENTS                                              $  (63)
                                                                  ======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE VI
                FUEL STOCK EXPENSES UNDISTRIBUTED



INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION                           LABOR     EXPENSES    TOTAL

ACCOUNT 152 -                        FUEL STOCK EXPENSES
           UNDISTRIBUTED                   None       None       None

                                           ----       ----       ----
           TOTAL                           None       None       None
                                           ====       ====       ====



SUMMARY:

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE VII
                   STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                      LABOR       EXPENSES   TOTAL

ACCOUNT 163 - STORES EXPENSE
           UNDISTRIBUTED                   None       None       None

                                           ----       ----      -----
           TOTAL                           None       None       None
                                           ====       ====       ====

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1996
                         (In Thousands)

                         SCHEDULE VIII
            MISCELLANEOUS CURRENT AND ACCRUED ASSETS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped, showing the number of items in each group.

                                       BALANCE AT    BALANCE AT
                                       BEGINNING     CLOSE
DESCRIPTION                            OF YEAR       OF YEAR

ACCOUNT 174 -                              MISCELLANEOUS CURRENT AND
           ACCRUED ASSETS                        None             None

                                                 ----             ----
           TOTAL                                 None             None
                                                 ====             ====

Page 14

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1996
                         (In Thousands)

                          SCHEDULE IX
                 MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped by class, showing the number of items in each class.

                                           BALANCE AT      BALANCE AT
                                           BEGINNING  CLOSE
DESCRIPTION                                OF YEAR    OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

 Unbilled Computer Information Systems Costs        $  678      $    -
 Unbilled Microwave Improvements                     1,913         819
 Unbilled Building Leasehold Improvements              610         114
          Unbilled Shared Microwave System Expenses               (102)            (3)
 Unbilled Dispatching Expenses (REMVEC)               (118)                      (175)
 Unbilled Heavy Equipment Expenses                      42          40
 Unbilled Overheads                                      4          16
 Miscellaneous Expenses (1 item)                         6           8
                                                    ------      ------
          TOTAL                                     $3,033      $  819
                                                    ======      ======

Page 15
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1996
                         (In Thousands)

                           SCHEDULE X
      RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                              AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
           DEMONSTRATION EXPENDITURES                        None

                                                             ----
   TOTAL                                                     None
                                                             ====

Page 16

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1996

                          SCHEDULE XI
                      PROPRIETARY CAPITAL

                                                           OUTSTANDING
                             NUMBER OF   PAR OR STATED                        CLOSE OF PERIOD
ACCOUNT                        SHARES      VALUE     NO. OF                                     TOTAL
NUMBER      CLASS OF STOCK   AUTHORIZED  PER SHARE   SHARES                                      AMOUNT
201                             COMMON STOCK ISSUED      4,000           $25              3            $75

INSTRUCTIONS:           Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                    AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
           Capital contributions from New England
           Electric System, the holding company,
           authorized on:

           December 21, 1979 (SEC Release Number 35-21354)       $ 1,350,000
           December 29, 1995                              15,000,000

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                 None
                                                          ----------
           TOTAL                                           $16,350,000
                                                          ==========


INSTRUCTIONS:           Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of
                        capital owed or net loss remaining from servicing
                        non-associates per the General Instructions of the Uniform
                        Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of
                        dividend, date declared and date paid.

                      BALANCE AT  NET INCOME             BALANCE AT
                       BEGINNING      OR      DIVIDENDS    CLOSE
DESCRIPTION            OF YEAR      (LOSS)      PAID       OF YEAR

ACCOUNT 216 -
 UNAPPROPRIATED
 RETAINED EARNINGS         $165,492 $1,839,383    (A)           $165,492 (B) $1,839,383
                           -------- ----------     --------   ----------
           TOTAL           $165,492 $1,839,383     $165,492   $1,839,383
                           ======== ==========     ========   ==========

(A) Return on equity of 11.25% as authorized by SEC File #70-6353 amendment
    No. 11 dated August 18, 1995.

(B)        DATE       DATE    NO. OF      TOTAL
        DECLARED     PAID      SHARES    DIVIDEND

              2/28/96    4/01/96                   3            $165,492

                    ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                           For the Year Ended December 31, 1996
                                      (In Thousands)

                                       SCHEDULE XII
                                      LONG-TERM DEBT



INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



             TERMS OF OBLIG DATE                     BALANCE AT                       BALANCE AT
NAME OF      CLASS & SERIES OF     INTEREST AMOUNT   BEGINNING         DEDUCTIONS     CLOSE
CREDITOR     OF OBLIGATION  MATURITY        RATE     AUTHORIZED        OF YEAR   ADDITIONS (1)  OF YEAR

ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE
 COMPANIES:                                          None                         None



ACCOUNT 224 -
 OTHER LONG-TERM
 DEBT:                                               None                         None
                                                                                  ---- ----
      TOTAL                                          None                         None
                                                     ====                         ====


(1) Give an explanation of deductions:

      None


Page 18

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                          SCHEDULE XIII
                 CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:                                   Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
                                                grouped, showing the number of items in each group.
                                                BALANCE AT  BALANCE AT
                                                 BEGINNING     CLOSE
DESCRIPTION                                       OF YEAR    OF YEAR
ACCOUNT 233 -                                     NOTES PAYABLE TO ASSOCIATE
            COMPANIES                                $     -      $     -

 See Notes to Financial Statements
 on Page 19.

                                                     -------      -------
      TOTAL                                          $     -      $     -
                                                     =======      =======

ACCOUNT 234 -                                     ACCOUNTS PAYABLE TO ASSOCIATE
            COMPANIES

 Massachusetts Electric Company                      $    52       $  269
 New England Power Company                                57           99
 Granite State Electric Company                            1           10
 The Narragansett Electric Company                        30           43
 New England Electric Transmission Corp.                   8            -
                                                     -------       ------
      TOTAL                                          $   148       $  421
                                                     =======       ======

ACCOUNT 242 -                                     MISCELLANEOUS CURRENT AND
            ACCRUED LIABILITIES

 Group Insurance                                     $    29      $  (109)
 NEES Goals                                            2,991        2,811
 Postemployment Benefits                               3,387        3,570
 Property Under Capital Lease                          6,943        5,015
 Healthcare Costs                                        (57)          17
 Municipal Taxes                                        (117)           -
 Accrued Benefit Costs                                   608        2,248
 Other Current and Accrued Liabilities                     -            6
                                                     -------      -------
      TOTAL                                          $13,784      $13,558
                                                     =======      =======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996

                           SCHEDULE XIV
                  NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 1983, the terms were amended in Release No. 35-22900 to allow New England Electric System to invest in the money pool. In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy, Incorporated to invest in the money pool and New England Electric Transmission Corporation to invest in and borrow from the money pool. In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission Electric Company Incorporated and New England Hydro-Transmission Corporation to invest in the money pool. In 1992, the terms were amended in Release No. 35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England Hydro-Transmission Corporation to borrow from the money pool, to allow New England Hydro Finance Company, Incorporated and Narragansett Energy Resources Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities. In 1995, the terms were amended in Release No. 35-26439 to allow Nantucket Electric Company to invest in and borrow from the money pool.

  Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  New England Power Service Company was designated to administer the pool as agent for the member companies. The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

  At December 31, 1996 the detail of this pool was as follows:

Investments in the Pool:
 New England Electric System                   $ 5,925,000
 Nantucket Electric Company                        150,000
 New England Hydro-Trans. Electric Co., Inc.     4,850,000
 New England Hydro Transmission Corp.            1,450,000
 New England Energy Incorporated                   175,000
 Narragansett Energy Resources Company             800,000
 New England Power Service Company               9,225,000 $22,575,000
                                               ----------- ===========
Borrowings from the Pool:
 Massachusetts Electric Company                $ 5,275,000
 Granite State Electric Company                  5,475,000
 New England Power Company                       5,275,000
 The Narragansett Electric Company               5,300,000
 New England Electric Transmission Corp.         1,250,000 $22,575,000
                                               ----------- ===========

Page 20

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                           SCHEDULE XV
                       STATEMENT OF INCOME

ACCOUNT            DESCRIPTION                    CURRENT     PRIOR
                                                   YEAR         YEAR
     INCOME

457  Services rendered to associate companies        $196,708    $217,144
458  Services rendered to nonassociate companies        2,168       2,177
421  Miscellaneous income or loss
                                                      -------     -------
               TOTAL INCOME                           198,876     219,321
                                                      -------     -------

     EXPENSE

920  Salaries and wages                                89,440      93,280
921  Office supplies and expenses                      36,249      39,234
922  Administrative expense transferred - credit
923  Outside services employed                         14,123      10,830
924  Property insurance                                    81         116
925  Injuries and damages                                 783       1,129
926  Employee pensions and benefits                    26,820      37,131
928  Regulatory commission expense                        195          77
930.1          General advertising expenses
930.2          Miscellaneous general expenses             576         102
931  Rents                                             18,323      27,512
932  Maintenance of structures and equipment            2,128       2,144
403  Depreciation and amortization expense
408  Taxes other than income taxes                      7,091       7,980
409  Income taxes                                       5,441         162
410  Provision for deferred income taxes                              813
411  Provision for deferred income taxes - credit      (4,663)     (1,960)
411.5          Investment tax credit                                  (26)
426.1          Donations                                              270            221
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies             (418)       (902)
431  Other interest expense                               598       1,313
                                                      -------     -------
               TOTAL EXPENSE                          197,037     219,156
                                                      -------     -------
               NET INCOME OR (LOSS)                  $  1,839    $    165
                                                      =======     =======

Page 21

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                       ANALYSIS OF BILLING

                       ASSOCIATE COMPANIES
                           ACCOUNT 457

                                   DIRECT   INDIRECT         COMPENSATION           TOTAL
                                    COSTS   COSTS    FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED  CHARGED  OF CAPITAL                      BILLED
                                    457-1   457-2     457-3

New England Electric System            $ 1,142           $   145          $ 13        $ 1,300
Nantucket Electric Company                 440               100             8            548
Massachusetts Electric Company          57,048            10,454           564         68,066
New England Hydro-Transmission
                                    Electric Co., Inc.              1,629                 293             13          1,935
New England Hydro Transmission Corp.                430                56                   2            488
New England Power Company               68,504            17,139           871         86,514
New England Electric Transmission
                                    Corp.           339                47                   2            388
Yankee Atomic Electric Company              56                36             1             93
Granite State Electric Company           3,625               748            39          4,412
Narragansett Energy Resources Company                (6)               71                   1             66
The Narragansett Electric Company       23,204             3,973           245         27,422
New England Energy Incorporated            358               445             4            807
New England Electric Resources, Inc.              2,856               762                  42          3,660
NEERI International                        (51)               51             0              0
Granite State Energy                        19                 7             0             26
NEES Energy                                548               151             7            706
AllEnergy                                  205                68             4            277
                                               --------           -------              ------       --------
                                    TOTAL      $160,346          $ 34,546              $1,816            $196,708
                                               ========           =======              ======            ========

Page 22

                    ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                           For the Year Ended December 31, 1996
                                      (In Thousands)

                                    ANALYSIS OF BILLING

                                  NONASSOCIATE COMPANIES
                                        ACCOUNT 458
                                   DIRECT  INDIRECT COMPENSATION       EXCESS     TOTAL
                                   COST    COST     FOR USE      TOTAL OR         AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED CHARGED  OF CAPITAL   COST  DEFICIENCY BILLED
                                   458-1   458-2    458-3              458-4
1)   REMVEC Billings                       $1,820              $ 8          25            $1,853              -              $1,853
2)   Lockheed Martin                          269                1           1               271              -                 271
3)   Central Maine Power Company                -                -           -                 -             (3)                 (3)
4)   Ocean State Power                         16                -           -                16              -                  16
5)   Coughlin Electrical Contractors           12                -           -                12              -                  12
6)   Dept. of Public Works                      4                -           -                 4              -                   4
7)   Wellesley Crane Services                   1                -           -                 1              -                   1
8)   LaPlume Excavating                         1                -           -                 1              -                   1
9)   Peabody Municipal Light                    2                -           -                 2              -                   2
10)  Danvers Electric                           6                -           -                 6              -                   6
11)  Various Companies                          5                -           -                 5              -                   5
                                            -----             ----         ---             -----            ---               -----
            TOTAL                          $2,136             $  9         $26            $2,171             (3)             $2,168
                                            =====             ====         ===             =====            ===               =====

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

1)  Centralized Eastern N.E. Dispatching System
2)  Testing of HVDC Transmission/Cost Reduction
3)  Storm Restoration Services
4)  Auditing Services
5)  Hoisting and Rigging Training Program
6)  Safety Training
7)  Hoisting and Rigging Training Program
8)  Safety Seminar for Backhoes and Excavators
9)  Electricity Safety Seminar
10) Visual and Operational Inspection Training
11) Dielectric Testing of Rubber Safety Products


Page 23

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1996
                                              (In Thousands)
                                               SCHEDULE XVI
                   ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
                                ASSOCIATE COMPANY CHARGESNONASSOCIATE COMPANY CHARGESTOTAL CHARGES FOR SERVICE
                                ------------------------------------------------------------------------------
                                DIRECT  INDIRECT           DIRECT  INDIRECT         DIRECTINDIRECT
                                 COST      COST    TOTAL   COST      COST   TOTAL    COST    COST    TOTAL
920  Salaries and Wages         $ 78,240 $11,144 $ 89,384  $   56          $   56 $ 78,296 $11,144$ 89,440
921  Office Supplies and Expenses 25,426   8,924   34,350   1,899           1,899   27,325   8,924  36,249
922  Administrative Expense
       Transferred-Credit
923  Outside Services Employed    13,155     787   13,942     181             181   13,336     787  14,123
924  Property Insurance                       81       81                                       81      81
925  Injuries and Damages            686      97      783                              686      97     783
926  Employee Pensions and Benefits       23,423    3,397  26,820                           23,423   3,397    26,820
928  Regulatory Commission Expense    81     114      195                               81     114     195
930.1  General Advertising Expenses
930.2  Miscellaneous General Expenses        466      110     576                              466     110       576
931  Rents                        11,074   7,249   18,323                           11,074   7,249  18,323
932  Maintenance of Structures and
       Equipment                           2,128    2,128                                    2,128   2,128
403  Depreciation and Amortization
       Expense
408  Taxes Other Than Income Taxes 6,204     887    7,091                            6,204     887   7,091
409  Income Taxes                          5,373    5,373            $ 68      68            5,441   5,441
410  Provision for Deferred Income
      Taxes
411  Provision for Deferred Income        (4,604)  (4,604)            (59)    (59)          (4,663) (4,663)
       Taxes-Credit
411.5  Investment Tax Credit
426.1  Donations                      53     217      270                               53     217     270
426.5  Other Deductions
427  Interest on Long-Term Debt
431  Other Interest Expense        1,538    (940)     598                            1,538    (940)    598
                                -------- ------- --------  ------     ---  ------ -------- ------- -------
       TOTAL EXPENSES           $160,346 $34,964 $195,310  $2,136     $ 9  $2,145 $162,482 $34,973 197,455
                                ======== ======= ========  ======     ===  ====== ======== ======= =======
     Compensation for use of
       Equity Capital                               1,816                      23                    1,839
                                                  -------                  ------                  -------
430  Interest on Debt to
       Associate Companies                           (418)                      -                     (418)
                                                 --------                  ------                 --------
       TOTAL COST OF SERVICE                     $196,708                  $2,168                 $198,876
                                                 ========                  ======                 ========
     INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Page 24

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1996
                                              (In Thousands)

                                               SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                               TOTAL
     DESCRIPTION OF ITEMS                      AMOUNT OVERHEAD   01       02      03      04       05
                                               ------ -------- ------   ------  ------  ------   ------
920  Salaries and wages                     $ 89,440           $3,255   $440   $1,651    $7,931  $1,255
921  Office supplies and expenses             36,249              350     37    1,620     4,005     732
922  Administrative expense transferred - credit
923  Outside services employed                14,123              293      3       38       641     117
924  Property insurance                           81
925  Injuries and damages                        783
926  Employee pensions and benefits           26,820                       4       13        33       4
928  Regulatory commission expense               195                1                         1
930.1          General advertising expenses
930.2          Miscellaneous general expense     576              124                         5
931  Rents                                    18,323               14             947       287     194
932  Maintenance of structures and equipment   2,128                                          5
403  Depreciation and amortization expense
408  Taxes other than income taxes             7,091
409  Income taxes                              5,441  $5,441
410  Provision for deferred income taxes
411  Provision for deferred income taxes - credit     (4,663)  (4,663)
411.5          Investment tax credit
426.1          Donations                                 270
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies    (418)
431  Other interest expense                      598
                                            --------  ------  -------   ----   ------   -------  ------
               TOTAL EXPENSES               $197,037  $  778  $ 4,037   $484   $4,269   $12,908  $2,302
                                            ========  ======  =======   ====   ======   =======  ======


INSTRUCTION:     Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting
                 System: Uniform System of Accounts)


                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1996
                                              (In Thousands)

                                         SCHEDULE XVII - CONTINUED

ACCOUNT
NUMBER     06        07       08      09       10        11       12      13       14        15       16
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------   -------  -------
920       $2,593  $11,678  $ 4,353  $ 9,946   $4,393   $1,250     $442  $19,841 $  2,171    $ 850 $ 5,555
921          555       29    1,934   13,914    2,414      125       37    2,780      907      110    (200)
922
923                   440    1,571    8,096      314                      1,174        5       55      74
924                                                                                   81
925                            948        2                          8              (203)
926            7       28   26,064       91       32        3        9      182       30       15      72
928                                       5                23
930.1
930.2          2        1        7                 1                          1       96
931                   536    1,979   11,155       49                 4      564       16              938
932                          2,078        2                                  18
403
408                                                                                                 7,091
409
410
411
411.5
426.1                          192                                                                     78
426.5
427
430                                                                                                  (418)
431                         (1,117)      (5)                                           1            1,719
          ------   ------  -------  -------   ------   ------   ------  -------  -------   ------ -------
          $3,157  $12,712  $38,009  $43,206   $7,203   $1,401   $  500  $24,560  $ 3,104   $1,030 $14,909
          ======   ======  =======  =======   ======   ======   ======  =======  =======   ====== =======

Page 26

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                   For the Year Ended December 31, 1996
                                              (In Thousands)

                                         SCHEDULE XVII - CONTINUED
ACCOUNT
 NUMBER     17      18       19        20       21
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------   -------
920       $  687   $  130   $6,446   $3,990   $  583
921           62       47    5,837      714      240
922
923           31        1      163      863      244
924
925                             11       17
926            9       15       29       10      170
928                                     165
930.1
930.2                                    36      303
931                          1,601       39
932                             25
403
408
409
410
411
411.5
426.1
426.5
427
430
431
          ------   ------  -------   ------   ------   ------    -----    -----   ------   ------
          $  789   $  193  $14,112   $5,834   $1,540
          ======   ======   ======  =======   ======   ======   ======    =====    =====   ======   ======

Page 27

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                DEPARTMENTAL ANALYSIS OF SALARIES
                           ACCOUNT 920


                                     DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO           NUMBER
                                     -------------------------------        PERSONNEL
Indicate each dept. or      TOTAL          PARENT   OTHER      NON           END OF
service function           AMOUNT        COMPANY  ASSOCIATES               ASSOCIATES         YEAR
01 Management                 $ 3,255             $193           $ 3,062                            14
02 Research &
    Development                   440                                440                             7
03 Customer Service             1,651                              1,651                            31
04 Engineering                  7,931                              7,929           $  2            130
05 REMVEC/Dispatching           1,255                              1,255                            17
06 Supply Chain
    Management                  2,593                              2,593                            53
07 Retail Transmission         11,678                             11,625             53            170
08 Human Resources              4,353              270             4,083                            39
09 Information Services         9,946                1             9,945                           175
10 Demand Side Management       4,393                              4,393                            56
11 Rates                        1,250                              1,250                            16
12 Environmental                  442                                442                             8
13 Construction                19,841                             19,841                           339
14 Treasury/Financial           2,171               81             2,090                            31
15 Financial Forecasting          850                                850                            11
16 Corporate Accounting         5,555               19             5,536                           121
17 Internal Audit                 687                                687                            13
18 Planning & Power
    Supply*                       130                                130
19 Retail
    Operations                  6,446                              6,446                           102
20 Corporate Legal              3,990               93             3,897                            48
21 Corporate
    Communications                583                1               582                            10
                              -------             ----           -------           ----          -----
    TOTAL                     $89,440             $658           $88,727           $ 55          1,391
                              =======             ====           =======           ====          =====

*Six employees in January, three employees in February, March and April, and zero employees for the remainder of the year.

Page 28

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                    OUTSIDE SERVICES EMPLOYED
                           ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee
           and included within one subaccount is less than $100,000,
           only the aggregate number and amount of all such payments
           included within the subaccount need be shown.  Provide a
           subtotal for each type of service.
                                              RELATIONSHIP
                                             "A"- ASSOCIATE
FROM WHOM PURCHASED      TYPE OF SERVICE    "NA"- NON ASSOCIATE          AMOUNT

LEGAL SERVICES


 Skadden, Arps, Slate,                         Legal Services  NA          136
   Meagher & Flom

 Glenn Dawson         Legal Services           NA                     131

 Hale & Dorr          Legal Services           NA                     257

 Twenty-four Vendors                           NA                     344
 (Each Under $100,000)                                                              ----

                      TOTAL LEGAL SERVICES                            868
                                                                     ----
OTHER SERVICES

 Chapman Associates   Engineering Consultants  NA                     248

 Command Systems      Information Systems      NA                     268
                        Professional Services

 Duffy and Shanley, Inc.                       Public Relations Services      NA          210

 Employee Communications                       Human Resource Management      NA          110
   Services             Services

 Fuessler Group Inc.  Public Relations Services                NA                    153

 IBM                  Information Systems Support              NA                  5,412

 Maxima Consulting, Inc.                       Information Systems            NA          156
                        Professional Services

 Mercer Management    Management Consultants   NA                     856

 Metzler & Associates Consulting Services      NA                     191

Page 29

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

              OUTSIDE SERVICES EMPLOYED - CONTINUED
                           ACCOUNT 923
                                               RELATIONSHIP
                                              "A"- ASSOCIATE
FROM WHOM PURCHASED      TYPE OF SERVICE     "NA"- NON ASSOCIATE              AMOUNT

 Montaup Electric Co. Personnel Assigned to REMVEC              NA          110

 New Boston Systems   Information Systems       NA                     805
                        Professional Services

 Palmer Associates    Information Systems       NA                     257
                        Professional Services

 Power Technologies, Inc.                       Engineering Consultants   NA          100

 Regional Economic
   Research, Inc.     Professional Services     NA                     127

 Reliance Systems     Information Systems       NA                     425
                        Professional Services

 Stone & Webster      Management Consulting     NA                     390

 Towers, Perrin,      Human Resource
   Forster & Crosby     Management Services     NA                     237

 Triad Employment         Professional Services NA                     381
   Services

 Triad Engineering Corp.                        Professional Services     NA          973

 Walker Interactive   Information Systems            NA                239
   Systems                                      Support

 Ninety-six vendors
 (each under $100,000) Miscellaneous Services                        1,607
                                                                    ------
                       TOTAL OTHER SERVICES                         13,255
                                                                    ------
                            GRAND TOTAL                            $14,123
                                                                    ======


        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                  EMPLOYEE PENSIONS AND BENEFITS
                           ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


           DESCRIPTION                                      AMOUNT

           Pensions                                         $9,507
           Postretirement Benefits Other than Pensions       8,301
           Postemployment Benefits                             184
           Group Insurance Premiums                            922
           Executive Life Insurance                         (1,079)
           Medical Insurance Premiums                        4,400
           Employee Publications                               158
           Employee Health Program                             527
           Employee Educational Aid                            356
           Employee Thrift Plan                              2,624
           Employee Occupational Health Service                191
           Employee Benefits Administration                    477
           Employee Severance Costs                            216
           Miscellaneous (Each Under $25,000)                   36
                                                           -------
                    TOTAL                                  $26,820
                                                           =======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                   GENERAL ADVERTISING EXPENSES
                          ACCOUNT 930.1



INSTRUCTIONS: Provide a listing of the amount included in Account
           930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


           DESCRIPTION       NAME OF PAYEE                 AMOUNT

                                                            None
                                                            ----
                    TOTAL                                   None
                                                            ====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                  MISCELLANEOUS GENERAL EXPENSES
                          ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account
           930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
           Section 441 (b) (2)) shall be separately classified.


           DESCRIPTION                                    AMOUNT

           Annual Report Costs                                  $369
           Directors' Fees                                       124
           Membership Dues - Company                         83
                                                           ----
                    TOTAL                                  $576
                                                           ====

Page 33
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                              RENTS
                           ACCOUNT 931



INSTRUCTIONS: Provide a listing of the amount included in Account
           931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

            TYPE OF PROPERTY                             AMOUNT

            Building Rents                                   $ 1,987

            Microwave and Telemetering Equipment               1,415

            Computer Hardware and Software                     3,941

            Transportation Equipment                           1,501

            Capital Lease - Computer Information Systems       8,096

            Office and Other Equipment                         1,383
                                                              ------
                         TOTAL                               $18,323
                                                              ======

Page 34

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                  TAXES OTHER THAN INCOME TAXES
                           ACCOUNT 408



INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
           Income Taxes".  Separate the analysis into two groups:
           (1) other than U.S. Government taxes, and (2) U.S.
           Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            KIND OF TAX                                        AMOUNT
            1) OTHER THAN U.S. GOVERNMENT TAXES
                State Unemployment                                $1,018
                Municipal & Fuel- Motor Vehicle Excise                32
                                                                  ------
                         SUBTOTAL                                  1,050
                                                                  ------
            2) U.S. GOVERNMENT TAXES
                Federal Unemployment                                  89
                Federal Insurance Contribution Act - Company       5,937
                Miscellaneous                                         15
                                                                  ------
                         SUBTOTAL                                  6,041
                                                                  ------
                         TOTAL                                    $7,091
                                                                  ======

Page 35

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                            DONATIONS
                          ACCOUNT 426.1



INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT        PURPOSE OF DONATION               AMOUNT
W.G.B.H.                 Matching Gifts Program                  $ 10

United Way               Matching Gifts Program                    85

St. John's Seminary      Matching Gifts Program                     5

Pine Street Inn          Human Services Agency                      6

Crohn's & Colitis
 Foundation              Matching Gifts Program                     4

Dana Farber Institute    Matching Gifts Program                     4

Susan G. Koman Foundation                                  Matching Gifts Program            3

New England Aquarium     Matching Gifts Program                     4

Woods Hole Oceanographic
 Institute               Matching Gifts Program                     7

Harpsichord Unlimited    Matching Gifts Program                     4

Worcester Polytechnic
 Institute               Matching Gifts Program                     4

Eastern Nazarene College Matching Gifts Program                     3

Miscellaneous (474 Items)                                  Matching Gifts Program
 (Each Vendor Under $3,000)                                for colleges, universities,
                         and other charitable
                         organizations                            131
                                                                -----
                         TOTAL                                   $270
                                                                =====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996
                          (In Thousands)

                         OTHER DEDUCTIONS
                          ACCOUNT 426.5



INSTRUCTIONS:  Provide a listing of the amount included in Account
           426.5, "Other Deductions", classifying such expenses according to their nature.


            DESCRIPTION               NAME OF PAYEE         AMOUNT

                                                                 None
                                                                 ----
                    TOTAL                                        None
                                                                 ====

Page 37
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996

                          SCHEDULE XVIII
                   NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


                    No Significant Notes

Page 38

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                            ORGANIZATION CHART

                                   For the Year Ended December 31, 1996
                                                           Chairman NEES
                                                 !  (01)
                                                 !
                                                    President & Chief Executive
                                                            Officer NEES

                                                 !  (01)
                                                 !
         ---------------------------------------------------------------------------------------------------------------
                  !                  !                      !                           !
                Vice                 Sr. Vice             Sr. Vice                      Vice
                President            President            President             President
                NEES                 Finance - NEES            NEES                       NEES
                                   President - NEPSCo
                  ! (01)             !  (01)                !  (01)                     !  (01)
                  !                  !                      !                           !
                  -Customer Service     -Supply Chain Management           -Environmental             -Research &
                  ! (03)             !  (06)                !  (12)                      Development
                  !                  !                      !                           !  (02)
                  -Engineering       -Human Resources        -Corporate Legal             !
                  ! (04)             !  (08)                !  (20)                     -Engineering
                  !                  !                      !                           !  (04)
                  -REMVEC/Dispatching           -Information Services        -Corporate          !
                  ! (05)             !  (09)                 Communications             -Environmental
                  !                  !                       (21)                   !   (12)
                  -Retail Transmission          -Rates                                    !
                  ! (07)             !  (11)                                     -Construction
                  !                  !                                           !  (13)
                  -Demand Side       -Treasury/Financial                         !
                   Management        !  (14)                                     -Planning & Power Supply
                  ! (10)             !                                              (18)
                  !                  -Financial Forecasting
                  -Environmental     !  (15)
                  ! (12)             !
                  !                  -Corporate Accounting
                  -Retail Operations    !       (16)
                    (19)             !
                                     -Internal Audit
                                        (17)
The numbers that appear with Department are a cross reference to Page 27.


Page 39
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996

                      METHODS OF ALLOCATION



            Inventory, less fuel

            Microwave air line circuit miles

            Number of employees

            Number of customers

            Number of meters in service

            Adjusted gross revenue

            Number of purchase orders

            Archive space occupied

            Budgeted transmission/distribution
            operation and maintenance expenditures

            Budgeted transmission/distribution
            capital expenditures

            Number of aerial devices

            Average of number of purchase orders issued, number of checks processed and inventory balances

            Total billings to associated companies
            for services rendered (excluding
            convenience payments)

Page 40

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

  As authorized by Commission's File No. 70-6353 and amendment No. 11 dated
August 18, 1995, New England Power Service Company included in its service charge to customers for the year 1996 the amount of $1,839,383.  The following is a schedule indicating a breakdown of this billing:
                              Associated   Non-Associated
                               Companies      Companies       Total
                             ------------  ----------------           ---------
Total Compensation               $1,813,093        $26,290     $1,839,383

Excess of Revenues Billed
  Over Costs Incurred to
  Non-Associated Companies            3,143         (3,143)             -
                                                 ---------        -------           ---------
Compensation for Use of
  Equity Capital Billed          $1,816,236        $23,147     $1,839,383
                                                 =========         ======           =========


  The Company is authorized by this order and amendment thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings. The calculation of the authorized amount is as follows:

  Common Equity:

     Capital Contribution from NEES (December 21, 1979)                                $ 1,350,000
     Capital Contribution from NEES (December 29, 1995)                                $15,000,000
     Common Shares                                                     75
                                                              -----------
                                                                                                                $16,350,075
                                                              -----------

      Amount of Equity return
      January - December @ 11.25%                              $1,839,383
                                                               ==========

Page 41
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1996

                         SIGNATURE CLAUSE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                New England Power Service Company
                ---------------------------------
                   (Name of Reporting Company)




                               By: s/ H. W. McDowell
                                   -------------------------------
                                   (Signature of Signing Officer)




                    H. W. McDowell, Controller
           -------------------------------------------
           (Printed Name and Title of Signing Officer)